Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	March 22, 2010

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4720
Attn.:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Peregrine Pharmaceuticals, Inc.
Form 10-K for the Year Ended April 30, 2009
Filed on July 14, 2009
File No.: 001-32839

Dear Mr. Rosenberg:

On behalf of our client, Peregrine Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 8, 2010 to Paul J. Lytle, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended April 30, 2009 (the "Form 10-K") which was filed with the Commission on July 14, 2009.  For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.  All page numbers refer to the Edgar version of the Form 10-K.

Item 1.  Business, page 1

1.
We note your disclosure on pages 7 and 8 of the filing which discusses various in-licensing and out-licensing collaborations to which the company is a party.  Please revise to discuss the term and termination dates of each collaboration agreement and to quantify all fees paid to date, the total potential milestone payments due under each agreement individually and the royalty rates.  Also, please file copies of the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.  In the event you do not believe you are substantially dependent on any of these agreements, please provide us with an analysis supporting your determination.

March 22, 2010

The Company notes the Commission’s comments and advises the Commission as follows.

With respect to the Company’s in-licensing collaborations for its Anti-Phosphatidylserine (“Anti-PS”) program, although the Company entered into these agreements in the ordinary course of its business, the Company is substantially dependent on its two license agreements with the University of Texas Southwestern Medical Center at Dallas, and its other licensing agreements with Lonza Biologics (“Lonza”), Avanir Pharmaceuticals, Inc, and Genentech, Inc.  Although the Company had not previously filed these license agreements as exhibits, it has historically disclosed in its periodic reports the payments made pursuant to these license agreements as well as its potential known aggregate future payment obligations based on the achievement of development milestones.  For example, the Company disclosed in its Form 10-K for the year ended April 30, 2009, that its potential aggregate future milestone payments under the above in-licensing agreements are $6,850,000 assuming the achievement of all development milestones under the agreements through commercialization of products, of which, $6,400,000 is due upon approval of the first Anti-PS product, including bavituximab, in addition to the payment of certain royalties.  The Company will file these five license agreements as exhibits with certain confidential financial information redacted (along with appropriate requests for confidential treatment of certain financial terms contained therein, for example the royalty rates) with its next periodic filing, its Form 10-K for the fiscal year ending April 30, 2010 (the “FY2010 Form 10-K”).  The Company intends to seek confidential treatment of the royalty rates because such rates where the subject of much negotiation with the respective licensors and public disclosure of the royalty rates would provide the Company’s competitors with information that they could use to the Company’s disadvantage.

With respect to the Company’s in-licensing collaborations for its Tumor Necrosis Therapy (“TNT”) program, the Company is dependent on its license agreement with Lonza.  Although the Company had not previously filed this license agreement as an exhibit, it has historically disclosed in its periodic reports the payments made pursuant to this license agreement as well as its potential known aggregate future payment obligations.  The Company will file this agreement as an exhibit with certain confidential information redacted (along with appropriate requests for confidential treatment of certain financial terms contained therein) with its FY2010 Form 10-K.

With respect to the Company’s out-licensing collaborations, the Company hereby advises the Commission that the Company, to date, considers the out-licensing of certain technologies and the granting to third parties of the freedom to operate under certain patents, in each case with respect to technologies or fields that the Company has determined that it will not actively pursue as part of its own product development efforts, to be its ordinary course of business.  In addition, for the reasons set forth below, it is the Company’s position that it is not substantially dependent on any of the disclosed licensing agreements.

Regarding the license agreement with Cancer Therapeutics, Inc. (“CTL”) entered into during September 1995, the agreement was terminated as part of a settlement agreement entered into by the Company and CTL in June 2009 as disclosed in its Form 10-K for the year ended April 30, 2009.

With regard to the license agreement with Merck KGaA (“Merck”), the Company licensed to Merck a segment of the Company’s TNT technology which is insignificant to the Company’s on-going product development efforts. Merck is still at a very early stage of clinical development with respect to the product for which it obtained this license and approval of a commercial product is not anticipated for several years, if at all.  Given that the licensed technology is not significant to the Company’s current development efforts and the fact that the Company does not expect to receive any royalties from Merck from product sales for several years, if ever, it is the Company’s position that it is not substantially dependent on this license agreement.

March 22, 2010

With regard to the license agreements with SuperGen, Inc. and Schering A.G., both licenses were for technology platforms (e.g. VEGF and VTA) that the Company is not actively pursuing.  In addition, during FY2010 both license agreements were terminated by the respective licensees as later disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 as filed with the Commission on March 11, 2010.

With regard to the Company’s disclosure of its in-licensing and out-licensing collaborations, the Company plans to include the following revised disclosure in its FY2010 Form 10-K:

 “In-Licensing Collaborations

The following discussions cover our collaborations and in-licensing obligations related to our products in clinical trials:

Anti-Phosphatidylserine (“Anti-PS”) Program - In August 2001 and August 2005, we exclusively in-licensed the worldwide rights to this technology platform from the University of Texas Southwestern Medical Center at Dallas (“UTSWMC”).  During November 2003, we entered into a non-exclusive license agreement with Genentech, Inc. to license certain intellectual property rights covering methods and processes for producing antibodies used in connection with the development of our Anti-PS program.  During December 2003, we entered into an exclusive commercial license agreement with Avanir Pharmaceuticals, Inc, (“Avanir”) covering the generation of the chimeric monoclonal antibody, bavituximab.  In March 2005, we entered into a worldwide non-exclusive license agreement with Lonza Biologics (“Lonza”) for intellectual property and materials relating to the expression of recombinant monoclonal antibodies for use in the manufacture of bavituximab.

Under our in-licensing agreements relating to the Anti-PS program, including the development of bavituximab, we typically pay an up-front license fee, annual maintenance fees, and are obligated to pay future milestone payments based on development progress, plus a royalty on net sales and/or a percentage of sublicense income.  The following table provides certain information with respect to each of the Company’s in-licensing agreements relating to its Anti-PS program.

Licensor	Agreement Date	Expiration Date	Total Payments To Date	Potential Future Milestone Obligations
UTSWMC	August 2001	(1)	$97,500	$375,000
UTSWMC	August 2005	(1)	$35,000	$425,000
Lonza	March 2005	(2)	-	(3)
Avanir	December 2003	(4)	-	$1,050,000
Genentech, Inc.	November 2003	December 2018	$400,000	$5,000,000
Total			$532,500	$6,850,000

March 22, 2010

______________
(1)
Expiration date of the license agreement occurs upon expiry of underlying patents.  These patents, and certain related patent applications that may issue as patents, are currently set to expire between 2023 and 2025.

(2)
Expiration date of the license agreement is 15 years from first commercial sale or upon expiry of underlying patents, whichever, occurs last.  To date, we have no commercial sales under the license agreement nor do we expect any commercial sales in the near future.  The last patent covered under this license agreement expires in November 2016.

(3)
We are required to pay future milestone payments upon the completion of Phase II clinical trial enrollment in the amount of 75,000 pounds sterling, the amount of which will continue as an annual license fee thereafter.  In the event we utilize an outside contract manufacturer other than Lonza to manufacture bavituximab for commercial purposes, we would owe Lonza 300,000 pounds sterling per year.  We expect to complete Phase II clinical trial enrollment in 2011.

(4)
Expiration date of license agreement is 10 years from first commercial sale in each respective country.  To date we have no commercial sales under the license agreement nor do we expect any commercial sales in the near future.

Of the total potential future milestone obligations of $6,850,000, $6,400,000 would be due upon the first commercial approval of a drug candidate developed under our Anti-PS program, including bavituximab, with the technologies licensed pursuant to such license agreements.

During fiscal year 2008, we expensed $50,000 under in-licensing agreements covering our Anti-PS program, which is included in research and development expense in the accompanying consolidated statements of operations.  We did not incur any milestone related expenses during fiscal years 2010 and 2009.

Tumor Necrosis Therapy (“TNT”) - We acquired the rights to the TNT technology in July 1994 after the merger between Peregrine and Cancer Biologics, Inc. was approved by our stockholders.  The assets acquired from Cancer Biologics, Inc. primarily consisted of patent rights to the TNT technology, including Cotara®.  To date, no product revenues have been generated from our TNT technology.

In October 2004, we entered into a worldwide non-exclusive license agreement with Lonza for intellectual property and materials relating to the expression of recombinant monoclonal antibodies for use in the manufacture of Cotara®.  Under the terms of the agreement, we will pay a royalty on net sales of any products we market that utilize the underlying technology.  In the event a product is approved and we or Lonza do not manufacture Cotara®, we would owe Lonza 300,000 pounds sterling per year in addition to an increased royalty on net sales.

Out-Licensing Collaborations

In October 2000, we entered into a licensing agreement with Merck KGaA to out-license a segment of our TNT technology for use in the application of cytokine fusion proteins.  During January 2003, we entered into an amendment to the license agreement, whereby we received an extension to the royalty period from six years to ten years from the date of the first commercial sale.  Under the terms of the agreement, we would receive a royalty on net sales if a product is approved under the agreement.  Merck KGaA has not publicly disclosed the development status of its program.”

March 22, 2010

Patents and Trade Secrets, page 13

2.
Please revise to include a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each and the jurisdictions in which each was granted.  See Item 101(c)(1)(iv) of Regulation S-K for guidance.

The Company notes the Commission’s comment and advises the Commission that the Company intends to revise its disclosure under “Patents and Trade Secrets” in connection with its FY2010 Form 10-K, as follows:

“Patents and Trade Secrets

Peregrine continues to seek patents on inventions originating from ongoing research and development activities within the Company and in collaboration with other companies and university researchers.  In addition to seeking patent protection in the United States, we typically file patent applications in Europe, Canada, Japan and additional countries on a selective basis.  Patents, issued or applied for, cover inventions relating in general to cancer therapy and anti-viral therapy and in particular to different proteins, peptides, antibodies and conjugates, methods and devices for labeling antibodies, and therapeutic and diagnostic uses of the peptides, antibodies and conjugates.  We intend to pursue opportunities to license these technologies and any advancements or enhancements, as well as to pursue the incorporation of our technologies in the development of our own products.

Our issued patents extend for varying periods according to the date of patent application filing and/or grant and the legal term of patents in the various countries where patent protection is obtained.  In the United States, patents issued on applications filed prior to June 8, 1995 have a term of 17 years from the issue date or 20 years from the earliest effective filing date, whichever is longer.  United States patents issued on applications filed on or after June 8, 1995 have a term first calculated as 20 years from the earliest effective filing date.  Certain United States patents issued on applications filed on or after June 8, 1995, and particularly on applications filed on or after May 29, 2000, are eligible for Patent Term Adjustment (“PTA”), which extends the term of the patent to compensate for delays in examination at the U.S. Patent and Trademark Office.  The term of foreign patents varies in accordance with provisions of applicable local law, but is typically 20 years from the effective filing date, which is often the filing date of an application under the provisions of the Patent Cooperation Treaty (“PCT”).

In addition, in certain cases, the term of United States and foreign patents can be extended to recapture a portion of the term effectively lost as a result of health authority regulatory review.  As such, certain United States patents may be eligible for Patent Term Extension under 35 U.S.C. § 156 (known as "the Hatch-Waxman Act") to restore the portion of the patent term that has been lost as a result of review at the U.S. Food and Drug Administration (“FDA”).  Such extensions, which may be up to a maximum of five years (but cannot extend the remaining term of a patent beyond a total of 14 years), are potentially available to one United States patent that claims an approved human drug product (including a human biological product), a method of using a drug product, or a method of manufacturing a drug product.

March 22, 2010

We consider that in the aggregate our patents, patent applications and licenses under patents owned by third parties are of material importance to our operations.  Of the patent portfolios that are owned, controlled by or exclusively licensed to Peregrine, those concerning our PS-Targeting Technology Platform and our TNT Technology Platform are of particular importance to our operations.

Our patent portfolios relating to the PS-Targeting Technology Platform in oncology include United States and foreign patents and patent applications with claims directed to methods, compositions and combinations for targeting tumor vasculature and imaging and treating cancer using antibodies and conjugates that localize to the aminophospholipids, PS (PhosphatidylSerine) and PE (PhosphatidylEthanolamine), exposed on tumor vascular endothelial cells.  These patents, and any related patent applications that may issue as patents, are currently set to expire in 2019 and 2020.

Our patent portfolios relating to the PS-Targeting Technology Platform in the viral field include United States and foreign patents and patent applications with claims directed to methods, compositions and combinations for inhibiting viral replication or spread and for treating viral infections and diseases using antibodies and conjugates that localize to the aminophospholipids, PS and PE, exposed on viruses and virally-infected cells.  These patents, and certain related patent applications that may issue as patents, are currently set to expire in 2023.

Additionally, we have United States and foreign patents and patent applications relating more specifically to our product, bavituximab, including compositions, combinations and methods of use in treating angiogenesis and cancer and in treating viral infections and diseases.  These patents, and certain related patent applications that may issue as patents, are currently set to expire between 2023 and 2025.

Our patent portfolios relating to the TNT Technology Platform, which includes our Cotara® product, include United States and foreign patents with claims directed to compositions of matter and claims directed to diagnostic methods, which patents are currently set to expire in 2017 and 2016, respectively.  Our TNT Technology Platform and Cotara® product are also protected by patents and patent applications that include claims directed to methods and apparatus for radiolabeling and to the resultant radiolabeled products.  The radiolabeling patents in the United States and overseas, and any related patent applications that may issue as patents, are currently set to expire between 2024 and 2026.

The information given above is based on our current understanding of the patents and patent applications that we own, control or have exclusively licensed.  The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.  In particular, the expiry information given above does not account for possible extension of any United States or foreign patent to recapture patent term effectively lost as a result of FDA or other health authority regulatory review.  We intend to seek such extensions, as appropriate to approved product(s), which may be up to a maximum of five years (but not extending the term of a patent beyond 14 years).

The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.  We have either been issued patents or have patent applications pending that relate to a number of current and potential products including products licensed to others.  In general, we have obtained licenses from various parties that we deem to be necessary or desirable for the manufacture, use or sale of our products.  These licenses (both exclusive and non-exclusive) generally require us to pay royalties to the parties.  The terms of the licenses, obtained and that we expect to be obtained, are not expected to significantly impact the cost structure or marketability of the Company’s products.

March 22, 2010

In general, the patent position of a biotechnology firm is highly uncertain and no consistent policy regarding the breadth of issued claims has emerged from the actions of the U.S. Patent Office and courts with respect to biotechnology patents.  Similar uncertainties also exist for biotechnology patents in important overseas markets.  Accordingly, there can be no assurance that our patents, including those issued and those pending, will provide protection against competitors with similar technology, nor can there be any assurance that such patents will not be legally challenged, invalidated, infringed upon and/or designed around by others.

International patents relating to biologics are numerous and there can be no assurance that current and potential competitors have not filed or in the future will not file patent applications or receive patents relating to products or processes utilized or proposed to be used by the Company.  In addition, there is certain subject matter which is patentable in the United States but which may not generally be patentable outside of the United States.  Statutory differences in patentable subject matter may limit the protection the Company can obtain on some of its products outside of the United States.  These and other issues may prevent the Company from obtaining patent protection outside of the United States.  Failure to obtain patent protection outside the United States may have a material adverse effect on the Company’s business, financial condition and results of operations.

No one has sued us for infringement and no third party has asserted their patents against us that we believe are of any merit.  However, there can be no assurances that such lawsuits have not been or will not be filed and, if so filed, that we will prevail or be able to reach a mutually beneficial settlement.

We also intend to continue to rely upon trade secrets and improvements, unpatented proprietary know-how, and continuing technological innovation to develop and maintain our competitive position in research and development of therapeutic and diagnostic products.  We typically place restrictions in our agreements with third parties, which contractually restrict their right to use and disclose any of the Company's proprietary technology with which they may be involved.  In addition, we have internal non-disclosure safeguards, including confidentiality agreements, with our employees.  There can be no assurance, however, that others may not independently develop similar technology or that the Company's secrecy will not be breached.”

Risk Factors

"Our dependency on our radiolabeling suppliers may negatively impact our ability to complete clinical trials and market our products." page 30

3.
We note the above listed risk factor on page 30 of the filing.  Based on your disclosure it appears that you are substantially dependent on your agreements with Iso-tex Diagnostics, Inc. and the Board of Radiation & Isotope Technology.  Therefore, please file each as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Also, please revise the Business section to discuss the material terms of each agreement, including the term and termination provisions thereof.  In the event you do not believe you are substantially dependent on one or both of these agreements, please provide us with an analysis supporting your determination.

March 22, 2010

The Company notes the Commission’s comment and advises the Commission that the Company is currently conducting a phase II study for Cotara® which is enrolling patients in the United States and India.  As such, the Company procures radiolabeling services from both Iso-tex Diagnostics (“Iso-Tex”) and the Board of Radiation & Isotope Technology (“BRIT”) in connection with this study.  In the event the Company could no longer procure radiolabeling services from either Iso-tex or BRIT, it would shift all patient enrollment under the phase II study to the location where it was still procuring radiolabeling services.  If, however, both Iso-tex and BRIT ceased providing radiolabeling services to the Company, the phase II study would experience a twelve to eighteen month delay in patient enrollment while the Company procured a new provider of radiolabeling services.  As such, while not substantially dependent on either supplier individually, the Company is dependent upon both suppliers.

The Company advises the Commission that it does not have written agreements with either Iso-tex or BRIT for the provision of radiolabeling services.  If the Company requires radiolabeling services, it will send a purchase order to either Iso-tex or BRIT.  If Iso-tex or BRIT decides to accept the purchase order, then it will provide the requested radiolabeling services and invoice the Company for such services based upon its then current rates for such services.  Neither Iso-tex or BRIT is obligated to accept a purchaser order nor has agreed to any fixed pricing arrangement for its services. Consequently, there is no written agreement to file as an exhibit nor fixed material terms which may be accurately summarized for disclosure in the Company’s filings with the Commission.  The Company proposes to include the following revised disclosure to the third paragraph under the subheading “Manufacturing and Raw Materials” in the Business section of its FY2010 Form 10-K (see page 12 of the FY2009 Form 10-K):

“Our bavituximab product is shipped directly from our facility to the clinical trial sites or to contract research organizations that distribute the clinical trial materials to clinical sites.  Our TNT antibodies are shipped to a third party facility for radiolabeling (the process of attaching the radioactive agent, Iodine 131, to the antibody).  From the radiolabeling facility, Cotara® (the radiolabeled-TNT antibodies) is shipped directly to the clinical site for use in clinical trials.  We do not have a written agreement with either third party radiolabeling facility guarantying such services nor any agreed upon pricing for such services.  Rather, the radiolabeling services are provided upon such third party’s acceptance of our purchaser order and are billed at the then current rates charged by such provider for such services.”

March 22, 2010

In addition, the Company will include in its FY2010 Form -10-K the following revised risk factor disclosure:

“Our Dependency On Our Radiolabeling Suppliers May Negatively Impact Our Ability To Complete Clinical Trials And Market Our Products.

We have procured our antibody radioactive isotope combination services (“radiolabeling”) for our Cotara® Phase II study  with Iso-tex Diagnostics, Inc. (for patients enrolled in the U.S.) and with the Board of Radiation & Isotope Technology (“BRIT”) (for patients enrolled in India).  Although we order radiolabeling services on an as needed basis through an agreed upon purchase order, we do not have any arrangements with either Iso-tex Diagnostics, Inc. or BRIT that would require either supplier to radiolabel our product.  In the event that either supplier was unable to provide the radiolabeling services, we would have to temporarily shift patient enrollment to the country (U.S. or India) able to continue providing the radiolabeling services which could significantly delay patient enrollment.  If both of these suppliers is unable to continue to qualify its respective facility or radiolabel and supply our antibody in a timely manner, our current clinical trials using radiolabeling technology could be adversely affected and significantly delayed.  While there are other suppliers for radioactive isotope combination services in the U.S. and India, our clinical trial would be delayed for up to twelve to eighteen months because it may take that amount of time to certify a new facility under current Good Manufacturing Practices and qualify the product, plus we would incur significant costs to transfer our technology to another vendor.  In addition, the number of facilities that can perform these radiolabeling services is very limited.  Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a company for commercial antibody manufacturing and radioactive isotope combination services.  An antibody that has been combined with a radioactive isotope, such as Iodine-131, cannot be stored for long periods of time, as it must be used within one week of being radiolabeled to be effective.  Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any such third-party service provider or antibody supplier could negatively impact our ability to complete ongoing clinical trials conducted by us or a potential licensing partner.”

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

4.
We note that you are recognizing revenue from the U.S. Department of Defense's Defense Threat Reduction Agency in accordance with ARB 43 Chapter 11 (FRC 912-605-25).  Please revise your disclosure to clarify how you recognize the "fixed fee" portion of your revenues and tell us why your recognition method for this component is appropriate under the authoritative guidance.

The Company notes the Commission’s comment and advises the Commission that it will revise its Government Contract Revenue disclosure regarding the “fixed fee” portion of its revenue in its FY2010 Form 10-K as follows:

“Government Contract Revenue – On June 30, 2008, we were awarded a five-year government contract (the “Government Contract”) potentially worth up to $44.4 million to test and develop bavituximab and an equivalent fully human antibody as potential broad-spectrum treatments for viral hemorrhagic fever infections.  The contract was awarded through the Transformational Medical Technologies Initiative (“TMTI”) of the U.S. Department of Defense's Defense Threat Reduction Agency (“DTRA”).  This Government Contract is expected to provide us with up to $22.3 million in funding over a 24-month base period, with $19.4 million having been appropriated as of January 31, 2010.  The remainder of the $22.3 million in funding is expected to be appropriated over the remainder of the two-year base period ending June 29, 2010.  Subject to the progress of the program and budgetary considerations in future years, the contract can be extended by the TMTI beyond the base period to cover up to $44.4 million in funding over the five-year contract period through three one-year option terms.

March 22, 2010

The Government Contract is classified as a “cost-plus-fixed-fee” contract.  We recognize government contract revenue in accordance with the authoritative guidance for revenue recognition including the authoritative guidance specific to federal government contracts.  Reimbursable costs under the contract primarily include direct labor, subcontract costs, materials, equipment, travel, and indirect costs.  In addition, we receive a fixed fee for our efforts equal to 9.9% of the reimbursable costs incurred under the Government Contract, which is unconditionally earned as allowable costs are billed and is not contingent on success factors.  Reimbursable costs under this Government Contract, including the fixed fee, are generally recognized as revenue in the period the reimbursable costs are incurred and become billable.  However, when amounts billable, including the fixed fee, are not reasonably related to the proportionate performance of the total work or services to be performed, we recognize revenue on a proportional performance basis.  In addition, reimbursable costs, including the fixed fee, associated with manufacturing services are recognized as revenue once delivery (or passage of title) has occurred.  Amounts billable (including the fixed fee) prior to satisfying revenue recognition criteria are classified as deferred government contract revenue in the accompanying consolidated financial statements.”

The Company hereby advises the Commission that it believes its recognition of the fixed fee as described above is appropriate and in accordance with FASB Accounting Standard Codification (ASC) Topic 912-605-25 since the fixed fee is unconditionally earned as allowable costs are billed and is not contingent on success factors as the Company is responsible for performing biotechnology research under the Government Contract with no guarantees of technological success.  In addition, the Government Contract does not include any additional fixed fees for success.  Under the Government Contract, the Company receives a fixed fee for its efforts equal to 9.9% of the allowable costs incurred and billed.  Therefore, based on the fixed fee structure of its Government Contract and on the authoritative guidance prescribed under ASC 912-605-25, the Company finds it appropriate to recognize the fixed fee for the Company’s efforts as revenue as related allowable costs are incurred and becomes billable except under circumstances when amounts billable are not reasonably related to the proportionate performance of the total services to be performed or prior to when amounts billable for manufacturing services become unconditional, that is, when the product has been delivered and/or accepted.  In addition, the Company finds it to be appropriate to classify payment for fixed fees associated with reimbursable costs incurred and billable prior to satisfying the revenue recognition criteria outlined in ASC 912-605-25 as deferred government contract revenue.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 22, 2010

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours, Snell & Wilmer /s/ Mark R. Ziebell Mark R. Ziebell

cc:           Paul J. Lytle